November 26, 2019

Matthew Kapusta
Chief Executive Officer
uniQure N.V.
Paasheuvelweg 25a
1105 BP Amsterdam
The Netherlands

       Re: uniQure N.V.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-36294

Dear Mr. Kapusta:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences